PLYMOUTH ROCK ANNOUNCES

CLOSE OF FIRST TRANCHE OF PRIVATE PLACEMENT

Plymouth, Massachusetts - April 24, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") today announced that it has completed a first tranche of the non-brokered private placement (the "Offering") described in its news release of April 13, 2020. In connection with the closing of the Offering, the Company issued an aggregate of 3,128,334 units (the "Units") at a price of CDN $0.15 per Unit for gross proceeds of CDN $469,250.10.  Each Unit consists of one common share in the capital of the Company (a "Share") and one whole transferable common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable to acquire one Share at an exercise price of CDN $0.20 per Share for 24 months from the date of issuance.

Insiders of the Company acquired an aggregate of 350,000 Units in the Offering, which participation constituted a "related party transaction" as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Such participation is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units acquired by the insiders, nor the consideration for the Units paid by such insiders, exceed 25% of the Company's market capitalization. As required by MI 61-101, the Company advises that it expects to file a material change report relating to the Offering less than 21 days before completion of the Offering, which is necessary to complete the Offering in an expeditious manner and is reasonable in the circumstances.

Plymouth Rock intends to use the net proceeds of the Offering for commercialization of technology and working capital.

The Company will pay 7% cash finder's fees in connection with some of subscriptions from subscribers introduced to this Offering.

The securities issued under the Offering, and any Shares that may be issuable on exercise of any such securities, will be subject to a statutory hold period expiring four months and one day from the date of issuance of such securities.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems. The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com
ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933
info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.  A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.